SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2011

ON TRACK INNOVATIONS LTD.
(Name of Registrant)

Z.H.R. Industrial Zone, P.O. Box 32, Rosh-Pina, Israel, 12000
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): NA

The GAAP financial statements in this Form 6-K of On Track Innovations Ltd. (the “Company”) are incorporated by reference into the registration statements on Form F-3  (numbers 333-111770, 333-115953, 333-121316, 333-127615, 333-130324,  333-135742, 333-142320, 333-153667 and 333- 171507) and the registration statements on Form S-8 (numbers  333-116429, 333-128106, 333-140786, 333-149034 333-149575 and 333- 173075) of the Company, filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

           Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ON TRACK INNOVATIONS LTD. (Registrant)

By:	/s/ David Bar-Yosef
David Bar-Yosef, Advocate
General Counsel

Date: August 15, 2011

 OTI Reports First Six Months 2011 Financial Results

● Better Than Expected Revenues of $26.7Million
● Gross Margin of 50%
● Strong Balance Sheet with $33.1 Million in Cash, Cash Equivalents and Short Term Investments

ISELIN, N.J., – August 15, 2011 – On Track Innovations Ltd. (OTI) (Nasdaq GM: OTIV), a global leader in contactless microprocessor-based smart card solutions for homeland security, payments, petroleum payments and other applications, today announced results for the first half ended June 30, 2011.

The following are various financial figures that compare first half of 2011 to the same period last year.

•	Total revenues of $26.7 million, a 4% decrease compared to $27.8 million last year.

•	Revenues from Licensing and Transaction Fees of $2.7 million, a 49% increase compared to $1.8 million last year.

•	Gross margin of 50% for the first half of 2011.

•	Non-GAAP operating expenses of $15.0 million, a 16% increase compared to $13.0 million last year. GAAP operating expenses of $16.4 million, a 9% increase compared to $15.1 million last year.

•	Non-GAAP operating loss of $1.6 million, compared to non-GAAP operating profit of $2.2 million last year. GAAP operating loss was $3.1 million, compared to GAAP operating profit of $27,000 last year.

•	Strong balance sheet with cash, cash equivalents and short-term investments of $33.1 million as of June 30, 2011.

Oded Bashan, Chairman and Chief Executive Officer of OTI, said, “Following the first six months of 2011, with better than expected revenues, OTI is well positioned to enjoy its expected growth and the investments we have made in the recent years. We are involved in a larger number of projects that have progressed to their commercial implementation stage, resulting in the increase in recurring and transaction fee revenues. We have a larger number of opportunities that are in pilot stages with a clear path to rollouts, which will mainly impact 2012 and 2013 revenues, ultimately increasing our long term visibility and profitability. In addition, we have created new alliances with channel partners in the vertical markets that we focus on, especially in the petroleum and parking markets, which will help us increase revenues from these sectors. The advancements increase our confidence level in meeting the previously provided guidance for the year of $55-$60 million in revenues.”

Repurchase Plan
OTI’s Board of Directors has authorized to resume the repurchase program of OTI’s shares which was terminated last year. The timing and the amounts purchased are to be determined by the Company, and the purchases may occur in the open market or in negotiated or block transactions, all subject to the applicable regulatory requirements.

Discontinued Operations
During the fourth calendar quarter of 2009, the Company signed an agreement for the sale of the assets of OTI’s subsidiary Millennium Card's Technology Ltd ("MCT") including the machinery and inlay production IP of OTI to SMARTRAC NV. Results for the discontinued operations have been separated and are presented separately.

Use of Non-GAAP Financial Information
In addition to reporting financial results in accordance with generally accepted accounting principles, or GAAP, OTI uses non-GAAP measures of operating expenses, operating income, net income and earnings per share, which are adjustments from results based on GAAP to exclude non-cash equity-based compensation charges related to employees and non employees in accordance with the requirements of Accounting Standards Codification (“ASC”) Topic 718 (originally issued as SFAS No. 123(R)) and ASC Subtopic 505-50 - Equity-Based Payments to Non-Employees (formerly EITF 96-18); amortization of intangible assets; and results from discontinued operations. OTI management believes the non-GAAP financial information provided in this release provides meaningful supplemental information regarding our performance and enhances the understanding of the Company’s on-going economic performance. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for results prepared in accordance with GAAP. Management uses both GAAP and non-GAAP information in evaluating and operating the business and as such deemed it important to provide all this information to investors. Reconciliations between GAAP measures and non-GAAP measures are provided later in this press release.

Conference Call and Webcast Information
The Company has scheduled a conference call and simultaneous Web cast for August 15, 2011, at 9:00 AM ET to discuss operating results and future outlook. To participate, call:
1-888-281-1167 (U.S. toll free), 1-800-227-297 (Israel toll free). To listen to the Web cast, use the following link: http://www.otiglobal.com/Investors_Introduction
For those unable to participate, the teleconference will be available for replay until midnight August 22nd, by calling U.S 1-888-295-2634 on the web at: http://www.otiglobal.com/Investors_Introduction

About OTI
Established in 1990, OTI (NASDAQ GM: OTIV) designs, develops and markets secure contactless microprocessor-based smart card technology to address the needs of a wide variety of markets. Applications developed by OTI include product solutions for petroleum payment systems, homeland security solutions, electronic passports and IDs, payments, mass transit ticketing, parking and loyalty programs. OTI has a global network of regional offices to market and support its products.

The Company was awarded the Frost & Sullivan 2005 and 2006 Company of the Year Award in the field of smart cards.

For more information on OTI, visit www.otiglobal.com, the content of which is not part of this press release.

OTI Contact: Galit Mendelson Vice President of Corporate Relations 732 429 1900 ext. 111 galit@otiglobal.com	Investor Relations: Miri Segal MS-IR LLC 917-607-8654 msegal@ms-ir.com

Safe Harbor for Forward-Looking Statements:
This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws.  Whenever we use words such as “believe,” “expect,” “anticipate,” “intend,” “plan,” “estimate” or similar expressions, we are making forward-looking statements.  Because such statements deal with future events and are based on OTI’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of OTI could differ materially from those described in or implied by the statements in this press release.  Forward-looking statements include statements regarding our goals, beliefs, future growth strategies, objectives, products, plans, and future results of operations or current expectations. Forward-looking statements could be impacted by the effects of the protracted evaluation and validation periods in the U.S. and other markets for contactless payment cards, market acceptance of new and existing products and our ability to execute production on orders, as well as other risks and uncertainties, including those discussed in the “Risk Factors” section and elsewhere in our Annual Report on Form 20-F for the year ended December 31, 2010, and in subsequent filings with the Securities and Exchange Commission.   Although we believe that the expectations reflected in such forward-looking statements are based on reasonable assumptions, we can give no assurance that our expectations will be achieved.  Except as otherwise required by law, OTI disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date hereof, whether as a result of new information, future events or circumstances or otherwise.

# # #
(TABLES TO FOLLOW)

ON TRACK INNOVATIONS LTD.
CONDENSED CONSOLIDATED BALANCE SHEET
(In thousands, except share and per share data)

	June 30	December 31
	2011	2010
	(Unaudited)	(Audited)
Assets

Current assets
Cash and cash equivalents	$24,759	$15,409
Short-term investments	8,335	8,594
Trade receivables (net of allowance for doubtful
accounts of $298 and $2,832 as of June 30, 2011
and December 31, 2010, respectively)	7,881	5,072
Receivables from sale of operation	1,267	2,336
Other receivables and prepaid expenses	2,400	1,532
Inventories	8,875	8,448

Total current assets	53,517	41,391

Severance pay deposits fund	1,372	1,355

Property, plant and equipment, net	15,439	14,826

Intangible assets, net	843	942

Goodwill	485	-

Total Assets	$71,656	$58,514

ON TRACK INNOVATIONS LTD.
CONDENSED CONSOLIDATED BALANCE SHEET
(In thousands, except share and per share data)

	June 30	December 31
	2011	2010
	(Unaudited)	(Audited)
Liabilities and Equity

Current Liabilities
Short-term bank credit and current maturities
of long-term bank loans	$5,403	$6,881
Trade payables	8,808	6,874
Other current liabilities	7,137	8,954
Total current liabilities	21,348	22,709

Long-Term Liabilities
Long-term loans, net of current maturities	4,344	5,189
Accrued severance pay	4,125	3,727
Deferred tax liability	71	84
Total long-term liabilities	8,540	9,000

Total Liabilities	29,888	31,709

Liabilities related to discontinued operation	458	689

Commitments and Contingencies

Equity
Shareholders' Equity
Ordinary shares of NIS 0.1 par value: Authorized –
50,000,000 shares as of June 30, 2011 and
December 31, 2010; issued: 32,043,649 and 25,384,010
shares as of June 30, 2011 and December 31, 2010,
respectively; outstanding: 31,481,174 and 24,821,535 shares
as of June 30, 2011 and December 31, 2010, respectively	802	610
Additional paid-in capital	209,101	190,933
Treasury shares at cost –562,475 shares as of June 30, 2011
and December 31, 2010.	(1,136)	(1,136)
Accumulated other comprehensive income	636	645
Accumulated deficit	(167,899)	(164,812)
Shareholder’s equity	41,504	26,240
Non-controlling interest	(194)	(124)

Total Equity	41,310	26,116

Total Liabilities and Equity	$71,656	$58,514

ON TRACK INNOVATIONS LTD.
GAAP CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
(In thousands, except share and per share data)

	Six months ended June 30		Three months ended June 30
	2011	2010	2011	2010
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Revenues
Sales	$23,998	$26,001	$13,128	$12,461
Licensing and transaction fees	2,682	1,799	1,529	925
Total revenues	26,680	27,800	14,657	13,386

Cost of revenues
Cost of sales	13,343	12,665	7,635	6,507
Total cost of revenues	13,343	12,665	7,635	6,507

Gross profit	13,337	15,135	7,022	6,879
Operating expenses
Research and development	4,521	4,017	2,324	1,969
Selling and marketing	6,903	6,657	4,062	2,924
General and administrative	4,720	4,147	2,465	1,891
Amortization of intangible assets	284	287	133	143

Total operating expenses	16,428	15,108	8,984	6,927

Operating profit (loss)	(3,091)	27	(1,962)	(48)
Financial income (expense), net	23	(575)	(26)	(30)

Loss before taxes on income	(3,068)	(548)	(1,988)	(78)

Taxes on income	(84)	(155)	(19)	(73)

Net loss from continuing operations	(3,152)	(703)	(2,007)	(151)
Net loss from discontinued operations	-	(1,921)	-	(1,980)

Net loss	(3,152)	(2,624)	(2,007)	(2,131)

Net loss attributable to noncontrolling interest	65	47	32	38
Net loss attributable to shareholders	$(3,087)	$(2,577)	$(1,975)	$(2,093)

Basic and diluted net loss attributable to
shareholders per ordinary share
From continuing operations	$(0.10)	$(0.03)	$(0.06)	$(0.01)
From discontinued operations	$-	$(0.08)	$-	$(0.08)
	$(0.10)	$(0.11)	$(0.06)	$(0.09)

Weighted average number of ordinary
shares used in computing basic and
diluted net loss per ordinary share	30,825,506	24,310,558	32,156,165	24,465,199

ON TRACK INNOVATIONS LTD.
UNAUDITED RECONCILIATION OF NON-GAAP ADJUSTMENT
The following tables reflect selected On Track Innovations Ltd, non-GAAP results reconciled to GAAP results:
(In thousands, except share and per share data)

	Six months ended June 30		Three months ended June 30
	2011	2010	2011	2010
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

OPERATING EXPENSES
GAAP operating expenses	16,428	15,108	8,984	6,927
Less:
Stock based compensation expenses	(1,181)	(1,867)	(650)	(891)
Amortization of intangible assets	(284)	(287)	(133)	(143)

Non GAAP Operating expenses	$14,963	$12,954	$8,201	$5,893

OPERATING PROFIT (LOSS)
GAAP Operating profit (loss)	(3,091)	27	(1,962)	(48)
Plus:
Stock based compensation expenses	1,184	1,878	651	896
Amortization of intangible assets	284	287	133	143

Non GAAP Operating profit (loss)	$(1,623)	$2,192	$(1,178)	$991

NET PROFIT (LOSS) ATTRIBUTABLE TO SHAREHOLDERS
GAAP Net loss attributable to shareholders	$(3,087)	$(2,577)	$(1,975)	$(2,093)
Plus:
Stock based compensation expenses	1,184	1,878	651	896
Amortization of intangible assets	284	287	133	143
Net loss from discontinued operations	-	1,921	-	1,980

Non GAAP net profit (loss) attributable to shareholders	$(1,619)	$1,509	$(1,191)	$926

BASIC NET PROFIT (LOSS) ATTRIBUTABLE TO SHAREHOLDERS PER ORDINARY SHARE
GAAP Basic net loss attributable to shareholders per ordinary share	$(0.10)	$(0.11)	$(0.06)	$(0.09)
Plus:
Stock based compensation expenses	0.04	0.08	0.02	0.04
Amortization of intangible assets	0.01	0.01	0.00	0.01
Net loss from discontinued operations	-	0.08	-	0.08
Non GAAP Basic net profit (loss) attributable to shareholders per ordinary share	$(0.05)	$0.06	$(0.04)	$0.04

ON TRACK INNOVATIONS LTD.
CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
(In thousands, except share and per share data)

	Six months ended June 30
	2011	2010
	(Unaudited)	(Unaudited)
Cash flows from operating activities
Net loss from continuing operations	$(3,152)	$(703)
Adjustments required to reconcile net loss to
net cash provide by (used in) operating activities:
Stock-based compensation related to options and shares issued
to employees and others	1,184	1,878
Gain on sale of property and equipment	(4)	(11)
Amortization of intangible assets	284	287
Depreciation	836	727

Changes in operation assets and liabilities:
Accrued severance pay, net	381	47
Accrued interest and linkage differences on long-term loans	(206)	115
Decrease in deferred tax liability	(13)	(18)
Linkage differences on receivable from sale of operation	(187)	-
Decrease (increase) in trade receivables, net	(2,752)	2,584
Decrease (increase) in other receivables and prepaid expenses	(849)	290
Increase in inventories	(189)	(4,298)
Increase in trade payables	1,498	1,363
Increase (decrease) in other current liabilities	(1,915)	1,458
Net cash provided by (used in) continuing operating activities	(5,084)	3,719

Cash flows from investing activities

Purchase of property and equipment	(786)	(1,275)
Purchase of available-for-sale securities	(3,492)	(3,543)
Acquisition of business operation	(400)	-
Proceeds from maturity and sale of available-for-sale securities	3,886	1,185
Other, net	7	10
Net cash used in continuing investing activities	(785)	(3,623)

Cash flows from financing activities
Decrease in short-term bank credit, net	(1,937)	(533)
Proceeds from long-term bank loans	151	3,616
Repayment of long-term bank loans	(937)	(454)
Proceeds from issuance of shares, net of issuance expenses	16,619	-
Payments to acquire treasury shares	-	(497)
Proceeds from exercise of options and warrants, net	195	26
Net cash provided by continuing financing activities	14,091	2,158

Cash flows from discontinued operations
Net cash used in discontinued operating activities	(231)	(1,600)
Net cash provided by discontinued investing activities	1,256	1,121
Total net cash provided by (used in) discontinued activities	1,025	(479)

Effect of exchange rate changes on cash	103	(285)

Increase in cash and cash equivalents	9,350	1,490
Cash and cash equivalents at the beginning of the period	15,409	26,884

Cash and cash equivalents at the end of the period	$24,759	$28,374